November 3, 2009

Ms. Sharon Virga

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 4, 2009

Forms 10-Q for the Quarterly Periods Ended April 4 and July 4, 2009
File No. 1-16769

Dear Ms. Virga:

This letter sets forth below the analysis of Weight Watchers International, Inc. and all of its subsidiaries (“we” or the “Company”) further to its phone conversation with members of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 29, 2009 with respect to the Staff’s review of the above-referenced Form 10-K and the above-referenced Forms 10-Q. This letter has been filed with the Commission as correspondence through EDGAR.

The Company has considered the SEC’s comments and, in response and as requested, has set forth below in greater detail its thinking and approach with respect to the accounting for reacquired franchise rights and the application of EITF 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”). While the discussion below focuses on the United States, the analysis and conclusions would generally be the same elsewhere. Following the SEC’s review, the Company requests a follow-up telephone conversation with the Staff to address any further questions or comments the Staff may have. The Company’s analysis is as follows:

In the Company’s early years, it used an aggressive franchising strategy to quickly establish the Weight Watchers brand and its weight management approach to pre-empt competition and gain market share in the United States. A Weight Watchers franchise provides the franchisee with the right to operate a meetings business under the Weight Watchers brand in a particular territory.

In the last several decades, the Company has ceased pursuing a franchising strategy in the United States. Instead, the Company has steadily reacquired a large number of franchises and expects to continue to do so opportunistically in the future. For instance, when the Company separated from The H.J. Heinz Company in 1999, approximately 46% of attendances in the United States were in Company owned and operated territories. In fiscal 2008, approximately 82% of attendances in the United States were in Company owned and operated territories while the franchised businesses represented the balance.

The Company’s franchise acquisition strategy has evolved over time from simply responding to a franchisee’s desire to exit a particular franchise to a strategy of opportunistically reacquiring territories as a means to further enhance the Weight Watchers brand by developing a contiguous and unified network of Weight Watchers meetings while increasing the Company’s control over such territories. This network enables the Company to centrally manage all common elements of operations, marketing and oversight in order to consistently deliver the same service, quality, and messaging to consumers. Furthermore, upon acquisition of a franchise, the Company immediately integrated the franchise into its centralized management structure and operations to achieve greater economies of scale, efficiencies and synergies. A significant component of the overall cost structure of the U.S. business is centralized including in the following areas: national advertising; information technology and back office systems; management support and infrastructure; supply chain; and employee recruiting, education and training.

In calculating the purchase price of a franchise, the Company principally focuses on the historical and future projected operating income and cash flows of the franchise as the principal value behind the franchises is the right to operate a meetings business under the Weight Watchers brand in a particular territory. This value has allowed the Company to consistently generate 10% royalties from its franchise agreements across the United States. Based upon the historical performance of that franchise, the Company projects the operating income and cash flows that it believes it will be able to earn from the reacquired franchise. In transactions over the last 7 years, the Company has typically paid a purchase price in the range of 5 to 7 times trailing 12 months operating income. The franchises reacquired were operating under either a perpetual franchise agreement (the majority) or a franchise agreement with a very long remaining term. The purchase price negotiations have not been affected by whether the franchise agreements were perpetual or had a stated term as the Company viewed that fact to be economically neutral. Rather, the Company believes that it will be able to continue to operate a Weight Watchers business in that territory for an indefinite period of time based on the recognition of the Weight Watchers brand and the Company’s 45+ years of operations, as well as due to the following:

•	The reacquired franchise has been in existence for a significant period of time (generally in excess of 20 years).

•	The Weight Watchers brand is well-known and well respected among consumers.

•	The number of overweight and obese people continues to grow and, in turn, so does the weight loss market.

•

While competition does exist, there is no other meaningful competitor in the United States that provides weight loss support in a manner similar to the Company. In addition, Weight Watchers has one of only a few commercial weight loss programs whose efficacy has been clinically proven.

•	There are no regulatory, contractual or legal restrictions that would preclude the Company from continuing to operate a meeting room business in the United States.

As noted above, the vast majority of the economic value of the franchise is the right to use the Weight Watchers brand in the acquired territory. For that reason, and because the Company has no intention to refranchise the right in the acquired territory, the Company looks to whether the Weight Watchers brand is indefinite lived when considering the life to assign to the reacquired franchise right. In that analysis, the Company considers how a hypothetical acquirer of the Company would determine the useful life of the Weight Watchers brand using the guidance in paragraph 11 of FAS 142, “Goodwill and Other Intangible Assets.” The Company believes an analysis of the factors in paragraph 11 support its assertion that the reacquired franchise rights have an indefinite life.

The Company is aware that reacquired rights such as franchise rights have historically been subject to diversity in accounting practice, but that indefinite-lived classification was common for reacquired franchise rights in similar business models involving franchises or operating licenses for specific geographies such as FCC licenses in telecommunications and bottling contracts in the beverage industry. The Company is also aware that for future acquisitions, the new standard for business combinations may require a definite life for reacquired franchise rights and that, in setting forth this new guidance, the FASB noted in paragraph B308 of FAS 141(R) that some entities had assumed with respect to a reacquired right “indefinite renewals of its contractual term, effectively making the reacquired right an indefinite-lived intangible asset.”

Because the reacquired franchise right is considered an indefinite-lived intangible asset, it is tested annually for impairment (or more frequently if events or changes in circumstances occur that indicate that the asset might be impaired). To assess the reacquired franchise rights for impairment, the Company first determines the unit of accounting to be tested. The guidance for determining the appropriate unit of accounting for indefinite-lived intangibles is prescribed in EITF 02-7. EITF 02-7 provides various indicators to be considered in evaluating whether several indefinite-lived intangible assets (whether acquired or internally-developed) should be combined into a single unit of accounting for purposes of testing impairment, noting that this determination is a matter of judgment. The Company considered all of the indicators set forth in EITF 02-7 in reaching its conclusion that its reacquired franchise rights in the United States should be aggregated at the country level for purposes of impairment testing. This accounting policy has been consistently applied. The Company has previously provided a summary of its analysis to the Staff in its response letters dated April 11, 2007, August 6, 2009 and October 2, 2009. In response to the Company’s discussion with the Staff on October 29, 2009, the Company has prepared the following more detailed analysis of the indicators noted in EITF 02-7:

I. Indicators supporting combination:
Criteria	Analysis
a. The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).

A key driver of the U.S. franchise acquisitions was the Company’s desire to further enhance and directly control its brand. The central management of the standards for the delivery of the Weight Watchers weight loss program, the meeting room experience, and the use of the brand ensures a consistency of quality and brand integrity nationally.

In addition, upon acquisition, each franchise’s operations are integrated into the Company’s existing operations and managed as part of a single asset in order to gain synergies and economies of scale and increase quality. For example:

•     The Company markets the business, develops products for sale to consumers and evolves its weight loss program and business strategies in a centralized and consistent manner.

•     The reacquired franchise is realigned and integrated into the existing Weight Watchers field management structure which is managed and controlled centrally by the President, North America in New York. The President, North America and his staff perform analyses of financial performance, set business priorities and allocate resources at the country level. In contrast, local management generally focuses on staffing and executing business directives set by the President, North America and his staff.

•     The operational policies, financial processes and back office systems of the reacquired franchises are replaced with the Company’s policies, processes and centrally-managed systems. For example, the compensation structure and benefits programs of the franchise are replaced with the Weight Watchers compensation structure and benefits programs.

•     Support functions, such as information technology, human resources, finance and legal, are transitioned to be supported by the Company’s administration staff which is managed centrally by the management team in New York.

b. Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.	As noted above, when the Company reacquires a franchise, it is buying back the right to utilize the Weight Watchers brand in connection with the operation of the meetings business in that territory. In fact, to the extent that all of the reacquired franchise rights in a country were acquired in one acquisition, the Company has concluded that the right to use the Weight Watchers brand in the operation of the meetings business in that territory should be recorded as one intangible asset. This is consistent with the Company’s treatment of the reacquired franchise rights for countries outside the United States such as Australia, New Zealand, United Kingdom, Belgium and the Netherlands.

c. The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (i) it is unlikely that a substantial portion of the assets would be sold separately or (ii) the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.

The highest and best use of the reacquired franchise rights within a country would be as a group which results in the ability to leverage resources to invest in the growth of the business and enable the realization of economies of scale.

In the past, the Company has rarely refranchised its reacquired territories and currently has no intention of refranchising its reacquired territories. If the Company were to consider a sale, we believe market participants would look to acquire the Company’s global business or individual countries, and we believe the value of the business is highest on a national or global basis.

d. The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of Statement 141.

The Company markets the Weight Watchers brand on a national basis:

•     Television marketing campaigns air nationally;

•     Direct mail campaigns are the same throughout the country; and

•     Print advertisements are placed in nationally distributed magazines and nation-wide read publications.

Through the centralized operation of the meetings business, the Weight Watchers weight loss program and the member experience are the same across the United States. To this end, the Company hosts meetings on a regular basis throughout the United States to relay current updates and changes to the Weight Watchers weight loss program and to educate service providers on the Company’s operations and objectives. All service providers receive the same training nationwide. Any innovations to the Weight Watchers weight loss program are launched nationally. Service providers throughout the country are assembled in convention venues to hear the program changes and messages.

II. Indicators that two or more indefinite-lived intangible assets should not be Combined as a single unit of accounting for impairment testing purposes:

a. Each intangible asset generates cash flows independent of any other intangible asset (as would be the case for an intangible asset licensed to another entity for its exclusive use).	The Company’s principal intangible asset is its brand. The reacquired franchises generate value through the Company’s ability to generate cash flows from the use of the brand in those geographies. As noted above, the Company’s franchise acquisition strategy is based on a view that the Company can further enhance its brand by owning and integrating those acquired franchise operations into its national business model. While each meeting generates cash flows, a significant portion of the costs of operation are not disaggregated at a meeting or territory level (including costs of management, marketing, information technology, human resources, shared back office services, finance and legal) but rather are managed centrally. Accordingly, we manage our business by aggregating and reviewing operating income and cash flows at the country level. The Company does not produce cash flow information below the country level.

b. If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate.	See response to I.c above.

c. The entity has adopted or is considering a plan to dispose of one or more intangible assets separately.	The Company has not adopted and has no current intention of adopting a plan in the United States to dispose of one or more intangible assets separately.

d. The intangible assets are used exclusively by different Statement 144 asset groups.	The Company defines its asset groups to be the countries in which it operates as the country is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. In addition, it is the lowest level for which the Company maintains operating income and related cash flow data. Therefore, the reacquired franchise rights in each country support the country level asset groups.

e. The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting.

Although there is some variability in revenues by geographic area within the United States, the major impacts on the business are national not local; for example, economic conditions such as the current recession, the seasonal nature of the business (such as our increased enrollments from New Year’s weight loss resolutions) and national diet fads such as the Atkins diet. There may be unique, short-lived effects that may occur from time to time which are local or regional in nature and do not tend to have a major impact on the overall business. A historical example of this is Hurricane Katrina.

While there may be regulatory differences among the States, none rise to a level of having a significant impact that would limit the useful economic life of the overall business in any such State.

Based on the Company’s judgment and its analysis of the indicators as summarized above, the Company concluded that an aggregation of reacquired franchise rights at the country level was appropriate. The Company has consistently applied this approach to its impairment testing under FAS 142.

In assessing the unit of accounting for impairment, the Company considers not only the cash flows from the territories that were reacquired but also the cash flow from any territories within the unit of accounting that were developed by the Company. This approach is consistent with paragraph 4 of EITF 02-7 which states, “that separately recorded indefinite-lived intangible assets, whether acquired or internally developed, should be combined into a single unit of accounting for purposes of testing impairment if they are operated as a single asset and, as such, are essentially inseparable from one another.” As discussed in the above analysis of the first criteria under “Indicators supporting combination”, the territories in a country are operated as a single asset and based on our strategy and operating model are essentially inseparable from one another. As mentioned above, the Company notes that the EITF 02-7 grouping of FCC licenses in the telecommunications industry is common as the carriers seek national footprints.

We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Ann M. Sardini, our Chief Financial Officer, at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Ann M. Sardini

Ann M. Sardini

Chief Financial Officer

cc:	Kyle Moffatt
Dean Suehiro
Michael Fay
Carlos Pacho
Jeffrey A. Fiarman, Executive Vice President, General Counsel and Secretary